Filed by Ansys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Ansys, Inc.; Synopsys, Inc.;
Commission File No.: 000-20853

The following email template was sent by Kelsey DeBriyn, Vice President, Investor Relations, to various stock analysts of Ansys, Inc. on January 16, 2024:

SUBJECT: Ansys to Combine with Synopsys; Investor Conference Call Today at 8:30am ET

Good morning!

I’m reaching out to share an exciting update about Ansys and our company’s future. We’re pleased to announce that Ansys has agreed to combine with Synopsys in a transaction valued at approximately $35 billion, creating a leader in silicon to systems design solutions.

Ansys and Synopsys will be hosting a joint call today at 8:30am ET to discuss the transaction. Please use the dial-in information to join the call:

The conference call can be accessed by dialing 800-245-3047 (domestic) or 203-518-9765 (international) and entering SYNOPSYS as the conference ID. A live webcast can also be accessed at https://join.eventcastplus.com/eventcastplus/Synopsys-Inc-Special-Event-Conference-Call.

I’m attaching a copy of the press release we issued today, but specifically, I want to call attention to a few key highlights of our announcement:

•	This transaction builds on our long-standing and successful strategic partnership with Synopsys, positioning us to accelerate our momentum in the market and better meet our customers’ evolving needs.

•	The cash-and-stock structure provides certain cash value to Ansys shareholders along with the opportunity to participate in the combined company’s long-term growth potential.

•	This transaction represents a premium of 29% over Ansys’ closing stock price on December 21, 2023 and 35% to Ansys’ 60-day volume-weighted average price for the period ending on the same date.

The transaction is expected to close in the first half of 2025, subject to customary closing conditions.

In addition, we announced that Ansys’ preliminary results indicate that the company’s fourth quarter ACV is expected to exceed the high end of guidance provided in November 2023, which results in FY 2023 ACV of approximately $2.3 billion and ACV growth of approximately 13%.

Best,

Kelsey

Kelsey DeBriyn

Vice President, Investor Relations

phone: 724.820.3927

kelsey.debriyn@ansys.com / investors.ansys.com

Ansys Fiscal Year 2023 Preliminary Results

Ansys has not completed preparation of its financial statements for the fourth quarter or the fiscal year ended December 31, 2023. The annual contract value (“ACV”), recurring ACV and ACV growth figures provided here as of and for the fiscal year ended December 31, 2023, are preliminary and unaudited and are thus subject to change as Ansys completes its financial results.

Ansys Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Examples of such forward-looking statements include, but are not limited to, statements regarding our preliminary results, expected ACV, recurring ACV, ACV growth and additional 2023 guidance which are subject to change through our audit and customary year-end close and review process. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ and Synopsys’ businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Synopsys’ common stock; (x) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (xi)

general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Ansys’ or Synopsys’ financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Ansys. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information and Where to Find It

This document relates to a proposed transaction between Synopsys and Ansys. Synopsys will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Synopsys and a proxy statement of Ansys referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ansys shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov.

The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations Department. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com.

Participants in Solicitation

Synopsys, Ansys and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ansys’ shareholders in connection with the proposed transaction. Information about Ansys’ directors and executive officers and their ownership of Ansys’ common stock is set forth in Ansys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 28, 2023. To the extent that holdings of Ansys’ securities have changed since the amounts printed in Ansys’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Synopsys’ directors and executive officers is set forth in Synopsys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 17, 2023 and Synopsys’ subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Other Key Business Metrics

Annual Contract Value (“ACV”) is a key performance metric for Ansys and is useful to investors in assessing the strength and trajectory of the business. ACV is a supplemental metric to help evaluate the annual performance of the business. Over the life of the contract, ACV equals the total value realized from a customer. ACV is not impacted by the timing of license revenue recognition. ACV is used by Ansys’ management in financial and operational decision-making and in setting sales targets used for compensation. ACV is not a replacement for, and should be viewed independently of, GAAP revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items. There is no GAAP measure comparable to ACV.

ACV is composed of the following: 1) the annualized value of maintenance and subscription lease contracts with start dates or anniversary dates during the period, plus; 2) the value of perpetual license contracts with start dates during the period, plus; 3) the annualized value of fixed-term services contracts with start dates or anniversary dates during the period, plus; 4) the value of work performed during the period on fixed-deliverable services contracts.